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EXHIBIT 99.2

Management's Discussion and Analysis for the Third Quarter ended September 30, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS
November 1, 2011

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's September 30, 2011 unaudited interim Consolidated Financial Statements and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and the Annual Information Form dated March 3, 2011 (the 2010 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com.

References to "we," "our," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context requires otherwise.

Table of Contents

1.	Advisories	7
2.	Third Quarter Highlights	9
3.	Suncor Overview	10
4.	Consolidated Financial Information	12
5.	Segmented Results and Analysis	17
6.	Capital Investment Update	33
7.	Financial Condition and Liquidity	36
8.	Quarterly Financial Data	39
9.	Other Items	40
10.	Non-GAAP Financial Measures Advisory	44
11.	Advisory – Forward-Looking Information	49

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which are within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2011, the company's Consolidated Financial Statements have been prepared in accordance with IFRS, and IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied. In previous years, the company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented in this MD&A pertaining to Suncor's 2010 results have been restated to be in accordance with IFRS. The impacts of the transition to IFRS on the company's previously reported financial statements for the three and nine months ended September 30, 2010 are presented in the notes to the unaudited interim Consolidated Financial Statements. The impacts of the transition to IFRS on the company's previously reported financial statements for the year ended December 31, 2010, and the opening balance sheet at January 1, 2010, are disclosed in the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2011. Comparative figures presented in this MD&A pertaining to Suncor's 2009 results were prepared in accordance with Previous GAAP and were not required by IFRS 1 or by the Canadian Securities Administrators to be restated in accordance with IFRS.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    007

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain amounts in prior years have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP net earnings in the Consolidated Financial Information and Segmented Results and Analysis sections of this MD&A. Oil Sands cash operating costs are defined and reconciled in the Segmented Results and Analysis – Oil Sands section of this MD&A. Cash flow from operations and ROCE are reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q3	Three months ended September 30
YTD	Nine months ended September 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select

             Suncor Energy Inc.
 008    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Other Advisories

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisory – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

On August 1, 2009, Suncor completed its merger with Petro-Canada, referred to in this MD&A as the "merger". Amounts disclosed in this MD&A for 2009 reflect the results of post-merger Suncor from August 1, 2009 together with the results of pre-merger Suncor only from January 1, 2009 through July 31, 2009.

Certain crude oil and natural gas liquids volumes have been converted to mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

2. THIRD QUARTER HIGHLIGHTS

•
Record operating earnings and cash flow from operations.

•
Consolidated net earnings for the third quarter of 2011 were $1.287 billion, compared to $1.224 billion for the third quarter of 2010. Net earnings in the third quarter of 2011 were negatively impacted by unrealized losses on the revaluation of U.S. dollar denominated long-term debt.

•
Operating earnings (1) for the third quarter of 2011 were $1.789 billion, compared to $617 million for the third quarter of 2010. Operating earnings were higher due primarily to higher average upstream price realizations and downstream refining margins, increased production from Oil Sands, and a recovery in share-based compensation expense. This operating earnings amount represents the highest quarterly operating earnings in Suncor's history.

•
ROCE (1) (excluding major projects in progress) was 13.4% for the twelve months ended September 30, 2011, compared to 9.3% for the twelve months ended September 30, 2010.

•
Cash flow from operations (1) was $2.721 billion in the third quarter of 2011, compared to $1.630 billion in the third quarter of 2010. This amount represents the highest quarterly cash flow from operations in Suncor's history.

•
Net debt at September 30, 2011 was $7.7 billion, and has decreased from $11.3 billion at December 31, 2010.

•
Oil sands and refining production results back on track after successful maintenance events in the second quarter.

  Successfully coming out of the largest planned maintenance event in Suncor history in the second quarter of 2011, the Oil Sands segment reported record average production of 326.6 mbbls/d (excluding Syncrude) for the third quarter of 2011, contributing $1.285 billion to cash flow from operations. Additionally, the sweet/sour sales mix improved during the quarter, due mainly to the successful restart of one of the company's hydrogen plants.

  Suncor's refineries averaged 68,500 m3/d of crude throughput in the third quarter of 2011 (97% utilization), compared to 58,900 m3/d (84% utilization) in the second quarter of 2011, when three of four refineries underwent major planned maintenance events. The Refining and Marketing segment contributed $611 million to cash flow from operations in the third quarter of 2011.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    009

•
Important growth projects coming on-stream.

  Suncor's Firebag Stage 3 expansion is nearing completion. The first well pad is producing oil, while central processing facilities are producing steam, and processing water and fluids.

  The company completed construction and initiated commissioning of the hydrogen plant portion of the Millennium Naphtha Unit (MNU) during the third quarter of 2011.

•
Update on recent events in Libya and Syria.

  During the quarter, the transition to a new government in Libya resulted in the lifting of many of the sanctions impacting Suncor's operations in the country. The company is cautiously optimistic about a return to operations in the country, and is currently formulating a re-entry plan focused on the safety and security of our personnel. At this time, there has been no change in the company's assessment of the impairment of assets in Libya.

  In response to recent events in Syria, new sanctions were announced during the quarter prohibiting, among other things, the purchase of Syrian oil production and new investment in the Syrian oil industry. At this time, these sanctions are not significantly impacting the company's operations in the country; however, Suncor recognizes the concerns that exist regarding ongoing events in Syria. In addition to the many precautions put in place for the safety and security of our people, Suncor is also focused on the social responsibility we have in operating in an area affected by conflict.

•
Suncor announces share repurchase plan.

  In September, Suncor initiated a plan to repurchase up to $500 million of its common shares. The company repurchased 5.0 million common shares, returning $141 million to shareholders, during the third quarter of 2011. During October, the company repurchased 1.4 million additional common shares, returning another $40 million to shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

3. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta. Suncor has classified its operations into the following segments:

OIL SANDS

•
Suncor's Oil Sands segment, located in northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into refinery feedstock, diesel fuel and byproducts. The company's marketing plan also includes sales of bitumen when market conditions are favourable or when operating conditions warrant. Oil Sands includes the company's interest in the Syncrude oil sands mining and upgrading joint venture and interests in significant growth projects, including the Fort Hills and Joslyn mining projects, and the Voyageur upgrader project.

             Suncor Energy Inc.
 010    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

EXPLORATION AND PRODUCTION

•
In January 2011, Suncor combined its International and Offshore and Natural Gas segments into the Exploration and Production segment, which comprises offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
Suncor's North America Onshore operations hold various working interests in a number of assets in Western Canada, which primarily produce natural gas.

•
In East Coast Canada, Suncor operates Terra Nova, holding a working interest of 37.675%. Suncor also holds a 20% interest in Hibernia and a 19.5% interest in the Hibernia Southern Extension Unit, a 27.5% interest in White Rose and a 26.125% interest in the White Rose Extensions, and a 22.7% interest in Hebron, all of which are operated by other companies.

•
In the North Sea, Suncor holds a 29.9% working interest in Buzzard, a 26.69% interest in the Golden Eagle Area Development – both of which are operated by another company – and interests in several other licences offshore Norway and the U.K.

•
Suncor conducts business in Syria pursuant to Production Sharing Contracts (PSCs), primarily in the Ebla gas project to develop the Ash Shaer and Cherrife areas. Suncor conducts business in Libya pursuant to Exploration and Production Sharing Agreements (EPSAs, a form of PSC), on the joint development of oilfields in the Sirte Basin. Suncor's operations in Libya remained suspended through the third quarter of 2011.

REFINING AND MARKETING

•
Suncor's Refining and Marketing segment consists of two primary operations:

•
Suncor's refining and product supply operations refine crude oil into a broad range of petroleum and petrochemical products at refineries located in Edmonton, Alberta, Montreal, Quebec and Sarnia, Ontario in Canada, and Commerce City, Colorado in the U.S. Suncor also owns a lubricants business located in Mississauga, Ontario that manufactures, blends and markets high quality products worldwide. Other assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Suncor's marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide Canadian commercial road transport network, and a bulk sales channel.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

•
The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy supply and trading activities, and other activities not directly attributable to an operating segment.

•
The company's renewable energy interests include five operating wind power projects – with one additional project nearing completion – and the St. Clair ethanol plant in Ontario.

•
Energy trading activities primarily involve the marketing and trading of crude oil, natural gas, refined petroleum products and byproducts, and the use of financial derivatives to optimize related trading strategies.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    011

4. CONSOLIDATED FINANCIAL INFORMATION

Financial and Operational Highlights

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2011	2010	2011	2010

Net earnings (loss)
Oil Sands	837	413	1 813	1 036
Exploration and Production	420	681	22	1 552
Refining and Marketing	479	159	1 419	452
Corporate, Energy Trading and Eliminations	(449)	(29)	(377)	(497)

Total	1 287	1 224	2 877	2 543

Operating earnings (loss) (1)
Oil Sands	837	402	1 902	1 034
Exploration and Production	389	283	986	918
Refining and Marketing	479	159	1 419	430
Corporate, Energy Trading and Eliminations	84	(227)	(60)	(556)

Total	1 789	617	4 247	1 826

Cash flow from (used in) operations (1)
Oil Sands	1 285	779	3 155	1 981
Exploration and Production	801	769	2 066	2 377
Refining and Marketing	611	330	2 040	928
Corporate, Energy Trading and Eliminations	24	(248)	(165)	(762)

Total	2 721	1 630	7 096	4 524

Production volumes (mboe/d)
Oil Sands	362.5	338.3	333.5	302.9
Exploration and Production	183.5	297.2	202.4	308.9

Total	546.0	635.5	535.9	611.8

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Net Earnings

Suncor's net earnings for the third quarter of 2011 were $1.287 billion, compared to $1.224 billion in the third quarter of 2010. Suncor's net earnings for the first nine months of 2011 were $2.877 billion, compared to $2.543 billion over the first nine months of 2010. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting changes in net earnings over the first nine months of 2011, compared with the first nine months of 2010, included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $533 million in the third quarter of 2011 and $317 million for the first nine months of 2011. The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $220 million in the third quarter of 2010 and $120 million for the first nine months of 2010.

•
During the first nine months of 2011, the company disposed of assets resulting in after-tax losses of $97 million, consisting of $89 million on the partial disposition of interests in the Voyageur upgrader and Fort Hills projects, and

             Suncor Energy Inc.
 012    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

  $8 million for the sale of non-core Exploration and Production assets. During the first nine months of 2010, the company sold other non-core Exploration and Production assets, realizing after-tax gains on disposal of $805 million.

•
During the second quarter of 2011, the company recorded impairment charges of $514 million (net of income taxes of $nil) against assets pertaining to its operations in Libya, which were shut-in in early March. During the first nine months of 2010, the company recorded an after-tax write-off of $141 million relating to equipment used in an alternative mining and extraction process that was discontinued, and after-tax impairment charges of $52 million against non-core U.K. assets held for sale at that time.

•
In the first quarter of 2011, the U.K. government announced an increase in the tax rate on oil and gas profits in the North Sea that increased the statutory tax rate on Suncor's earnings in the U.K. from 50% to 59.3% in 2011 and 62% in future years. As a result, the company revalued its deferred income tax balances, resulting in an increase to deferred income tax expense of $442 million.

•
During the first nine months of 2010, the Oil Sands segment recorded after-tax, unrealized gains of $185 million related to the change in fair value of certain commodity derivatives it had entered into in previous years to manage the volatility of sales prices for its production.

Operating Earnings

Suncor's consolidated operating earnings for the third quarter of 2011 were $1.789 billion, compared to $617 million in the third quarter of 2010. Positive factors impacting operating earnings in the third quarter of 2011, compared to the same period in 2010, included:

•
Average price realizations for crude oil were considerably higher in the third quarter of 2011, consistent with significant increases in the benchmark prices for WTI and Brent crudes.

•
Refining margins were higher in the third quarter of 2011, reflected by large increases in benchmarks for 3-2-1 crack spreads.

•
Oil Sands production volumes increased to 362.5 mbbls/d from 338.3 mbbls/d, due primarily to higher output from mining and extraction operations and the impacts of planned maintenance events on prior year production.

•
Operating expenses were lower, due primarily to a $186 million after-tax recovery of share-based compensation expense that was triggered by a decrease in the company's common share price. The third quarter of 2010 included an $85 million after-tax expense for share-based compensation. The impact on the company's operating segments of the $186 million recovery in the third quarter of 2011 was: $70 million for Oil Sands; $52 million for Corporate, Energy Trading and Eliminations; $48 million for Refining and Marketing; and $16 million for Exploration and Production.

•
Financing expense was lower in the third quarter of 2011. Suncor capitalized a higher percentage of its borrowing costs, due mainly to amounts capitalized for the Voyageur upgrader, Fort Hills and Joslyn projects subsequent to the completion of transactions with Total E&P Canada Ltd. (Total E&P) in the first quarter of 2011.

•
Royalties were lower in the third quarter of 2011, mainly due to the shut-in of production in Libya.

The positive factors noted above were partially offset by the following:

•
Production volumes for the Exploration and Production segment decreased to 183.5 mboe/d from 297.2 mboe/d, primarily due to the divestiture of non-core assets throughout 2010 and 2011, the shut-in of production in Libya, and unplanned outages at Buzzard.

Consolidated operating earnings for the first nine months of 2011 were $4.247 billion, compared to $1.826 billion over the same period in 2010. Average price realizations for crude oil and refining margins were significantly higher for the first nine months of 2011, compared with the first nine months of 2010. Upstream production volumes averaged

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    013

535,900 boe/d for the first nine months of 2011, compared to 611,800 boe/d in 2010. A 10% increase in production from Oil Sands, due mainly to operational improvements in mining and extraction operations, was more than offset by decreases in production from Exploration and Production. The decrease in production from Exploration and Production was due to the divestiture of non-core assets throughout 2010 and 2011, the shut-in of production in Libya, unplanned outages at Buzzard, and hydrogen sulphide (H2S) issues at Terra Nova.

Consolidated Operating Earnings Reconciliation (1)(2)

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	1 287	1 224	2 877	2 543
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	533	(220)	317	(120)
(Gain) loss on significant disposals (3)	(31)	(492)	97	(805)
Impact of income tax rate adjustments on deferred income taxes (4)	—	—	442	—
Impairments and write-offs (5)	—	52	514	208
Change in fair value of commodity derivatives used for risk management, net of realizations (6)	—	(28)	—	(185)
Redetermination of working interests in Terra Nova (7)	—	4	—	20
Modification of the bitumen valuation methodology (8)	—	17	—	42
Adjustments to provisions for assets acquired through the merger (9)	—	38	—	62
Merger and integration costs	—	22	—	61

Operating earnings	1 789	617	4 247	1 826

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Significant disposals in the first nine months of 2011 consisted of the partial disposition of the company's interests in the Voyageur upgrader and Fort Hills projects, and the sale of non-core assets in Western Canada and the U.K. portion of the North Sea. Significant disposals in the first nine months of 2010 included the sale of assets in Trinidad and Tobago, the Netherlands and U.K. portions of the North Sea, the U.S. Rockies, and several natural gas properties in Western Canada.

(4)
Adjustments to the company's deferred income taxes resulting from an increase in the U.K. tax rate on oil and gas profits from the North Sea.

(5)
The 2011 adjustment reflects an impairment of assets in Libya. Adjustments in 2010 reflect primarily the impairment of U.K. assets that were held for sale, and a write-off of certain Oil Sands mining and extraction equipment.

(6)
Adjustments represent the change in fair value of significant crude oil risk management derivatives, net of realized gains and losses recognized on the final settlement of those derivatives. The company also holds less significant risk management derivatives for which the company does not adjust net earnings. The company held no significant crude oil risk management derivatives during the first nine months of 2011.

(7)
Adjustment resulting from the settlement reached in the fourth quarter of 2010 related to the redetermination of working interests in the Terra Nova oilfield.

(8)
Adjustment reflects the impact of a royalty recovery in the fourth quarter of 2010 related to the Alberta government modifying the bitumen valuation methodology calculation for the interim period from January 1, 2009 to December 31, 2010.

(9)
Adjustments were for pipeline commitments that the company determined to be unfavourable as a result of certain non-core North America Onshore asset dispositions, the write-off of certain unproven properties in the Exploration and Production segment, changes in the provision for the cancellation of the Montreal refinery coker project, a dry hole in Libya, and other cost estimates associated with the transition to EPSAs in Libya.

             Suncor Energy Inc.
 014    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the Operating Earnings narrative preceding the Consolidated Operating Earnings Reconciliation in this section of the MD&A. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes upstream price realizations before royalties and net of certain transportation costs, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Calculated based on upstream production volumes and Refining and Marketing sales volumes.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Cash Flow from Operations

Consolidated cash flow from operations for the third quarter of 2011 was $2.721 billion, compared to $1.630 billion in the third quarter of 2010. Cash flow from operations for the first nine months of 2011 was $7.096 billion, compared to $4.524 billion over the same period in 2010. These increases were mainly a result of higher upstream price realizations, refining margins and production from Oil Sands.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    015

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

Three months ended (average for the period ended, except as noted)		Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009

WTI crude oil at Cushing	US$/bbl	89.75	102.55	94.10	85.20	76.20	78.05	78.70	76.20
Dated Brent crude oil at Sullom Voe	US$/bbl	113.40	117.30	104.95	86.50	76.85	78.30	76.25	74.55
Dated Brent/Maya FOB price differential	US$/bbl	14.80	14.05	15.65	10.85	9.35	10.45	6.50	5.25
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	92.50	103.85	88.40	80.70	74.90	75.50	80.95	77.25
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	17.65	17.65	22.85	18.10	15.65	14.00	9.05	12.10
Condensate at Edmonton	US$/bbl	101.65	112.40	98.35	85.70	74.50	82.70	84.65	74.40
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.70	3.75	3.80	3.60	3.50	3.85	5.35	4.25
New York Harbor 3-2-1 crack (1)	US$/bbl	36.45	29.25	19.40	12.20	9.60	12.50	7.95	5.55
Chicago 3-2-1 crack (1)	US$/bbl	33.30	29.70	16.45	9.20	10.15	11.05	5.65	4.15
Portland 3-2-1 crack (1)	US$/bbl	36.50	29.35	21.40	13.50	16.60	15.50	8.55	5.95
Gulf Coast 3-2-1 crack (1)	US$/bbl	33.10	27.30	18.50	8.50	8.60	11.20	7.70	4.90
Exchange rate	US$/Cdn$	1.02	1.03	1.01	0.99	0.96	0.97	0.96	0.94
Exchange rate (end of period)	US$/Cdn$	0.95	1.04	1.03	1.01	0.97	0.94	0.98	0.96

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet synthetic crude oil price realizations are influenced primarily by changes in the price for WTI at Cushing. The average WTI price for the third quarter of 2011 increased to US$89.75/bbl from US$76.20/bbl in the third quarter of 2010. The WTI price decreased significantly during the third quarter of 2011, and was as low as US$80/bbl in late September. During the third quarter of 2011, Suncor's price realizations for sweet synthetic crude oil were significantly higher than WTI.

Suncor produces a specific grade of sour synthetic crude oil, the price realizations for which are influenced by changes to various crude benchmarks including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, but which can also be affected by circumstances underlying spot sales required to manage inventory levels. Similar to WTI, prices for Canadian par crude at Edmonton decreased significantly in the third quarter of 2011, but remained at levels higher than in the third quarter of 2010.

Bitumen production that Suncor does not upgrade into synthetic crude oil is blended with a diluent to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton). Average price realizations for bitumen in the third quarter of 2011 were consistent with price realizations in the third quarter of 2010. Despite the increase in WTI prices and consistent light/heavy differentials for WCS, price realizations for bitumen remained consistent largely because of higher premiums for diluent. Diluent is sourced primarily from the company's own upgrading and refining facilities; however, purchases of diluent from third parties may be required when the company experiences operational outages. Bitumen price realizations can also be affected by bitumen quality and spot sales to manage inventory levels.

Suncor's price realizations for production from East Coast Canada, the North Sea and Other International assets are influenced primarily by the price for Brent crude. In the third quarter of 2011, Brent crude averaged US$113.40/bbl, much higher than the average of US$76.85/bbl in the third quarter of 2010. Brent crude also continued to trade at a substantial premium to WTI, averaging US$23.65/bbl in the third quarter of 2011, an increase of nearly US$10/bbl compared to the second quarter of 2011.

             Suncor Energy Inc.
 016    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The AECO benchmark averaged $3.70/mcf for the third quarter of 2011, which was slightly higher than the average AECO benchmark of $3.50/mcf in the third quarter of 2010.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery because these benchmarks are calculated based off of WTI. In the third quarter of 2011, Suncor's margins at certain refineries were tempered by premiums for Brent and synthetic crude over WTI. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined product sales markets unique to that refinery's supply orbit.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities and, correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. The average US$/Cdn$ exchange rate for the third quarter of 2011 of 1.02 was higher than the third quarter of 2010; however, the Canadian dollar weakened significantly late in the third quarter of 2011, with the US$/Cdn$ exchange rate ending the period at 0.95.

5. SEGMENTED RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Gross revenues	3 304	2 438	9 475	6 858
Less: Royalties	(237)	(290)	(521)	(542)

Operating revenues, net of royalties	3 067	2 148	8 954	6 316

Net earnings	837	413	1 813	1 036

Operating earnings (1)	837	402	1 902	1 034

Cash flow from operations (1)	1 285	779	3 155	1 981

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Oil Sands net and operating earnings for the third quarter of 2011 were $837 million, compared with net earnings of $413 million and operating earnings of $402 million for the third quarter of 2010. Cash flow from operations in the third quarter of 2011 was $1.285 billion, compared to $779 million in the third quarter of 2010. These increases were due primarily to higher margins that were driven by higher price realizations and higher production volumes.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    017

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	837	413	1 813	1 036
Loss on significant disposals	—	—	89	—
Change in fair value of commodity derivatives used for risk management, net of realizations	—	(28)	—	(185)
Modification of the bitumen valuation methodology	—	17	—	42
Impairments and write-offs	—	—	—	141

Operating earnings (1)	837	402	1 902	1 034

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties and net of related transportation costs, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 018    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2011	2010	2011	2010

Production (excluding Syncrude)	326.6	306.6	297.4	268.6
Syncrude production	35.9	31.7	36.1	34.3

Total	362.5	338.3	333.5	302.9

Production volumes (excluding Syncrude) increased in the third quarter of 2011, averaging a record 326.6 mbbls/d, compared to 306.6 mbbls/d in the third quarter of 2010, and included a single-month production record of 336.2 mbbls/d achieved in July. The increase in production volumes compared with the prior year quarter was due mainly to operational improvements at the company's mining and extraction operations, and a planned maintenance event that occurred primarily in September 2010, which impacted the availability of Upgrader 2.

Production in September 2011 was negatively impacted by additional Upgrader 1 maintenance work to refurbish a coker, which the company advanced from the fourth quarter of 2011. In addition, as anticipated, the Millennium mine face has reached an area of lower bitumen ore grade quality. The company expects this area to impact mining operations over the next twelve months, at which point the ore grade quality is expected to return to previous levels.

In situ bitumen production volumes averaged 83.8 mbbls/d in the third quarter of 2011, compared to 79.2 mbbls/d in the third quarter of 2010. Output from Firebag was 54.8 mbbls/d, and increased by 4.4 mbbls/d compared to the third quarter of 2010, due mainly to the effect of planned maintenance events at central processing facilities completed in the prior year. However, Firebag output did decrease slightly compared to the first six months of 2011 due to regulatory maintenance and inspections conducted at two well pads in September. Increased output at Firebag from the ramp up of production from the Stage 3 expansion and recently completed infill wells in existing reservoirs is anticipated in future quarters.

MacKay River production averaged 29.0 mbbls/d during the third quarter of 2011, which was consistent with production of 28.8 mbbls/d in the third quarter of 2010. The company anticipates that new wells coming on-stream in the fourth quarter of 2011 and the first quarter of 2012 will offset natural declines.

Suncor's share of Syncrude production increased to 35.9 mbbls/d in the third quarter of 2011, compared to 31.7 mbbls/d in the third quarter of 2010. Although output in both quarters was reduced by planned maintenance events, production in the third quarter of 2011 was higher due to higher availability of upgrading facilities, which were impacted by unplanned outages during the third quarter of 2010.

Price Realizations and Sales Volumes

	Three months ended September 30		Nine months ended September 30
(All figures exclude Syncrude, except as noted)	2011	2010	2011	2010

Average price realization (1)(2) ($/bbl)	85.09	67.53	85.67	69.05

Average price realization relative to WTI (1)(2) (Cdn$/bbl)	(2.87)	(11.66)	(7.68)	(11.38)

Sales volumes (mbbls/d)	329.7	297.3	299.6	268.5

Sales mix (sweet/sour) (%)	34/66	37/63	33/67	39/61

Average price realization – Syncrude (1) ($/bbl)	98.35	78.83	100.80	79.79

(1)
Average price realization is before royalties and net of related transportation costs.

(2)
Average price realization includes the impact of realized derivative gains and losses.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    019

Sales volumes increased in the third quarter of 2011, compared with the third quarter of 2010, due primarily to the increase in production. The sweet/sour sales mix for the third quarter of 2011 was lower than in the third quarter of 2010, due mainly to maintenance related to the restart of the Upgrader 1 hydrogen plant completed during the quarter, but improved compared to the first six months of 2011. The company anticipates that secondary upgrading capacity – its hydrogen producing and hydrotreating units – will stabilize in future periods, as additional hydrogen output from the MNU will provide flexibility during planned maintenance on secondary upgrading units at both upgraders, which the company expects to complete in 2012.

Suncor's average price realization for sales (excluding Syncrude) was $85.09/bbl (WTI less $2.87/bbl) in the third quarter of 2011, compared to $67.53/bbl (WTI less $11.66/bbl) in the third quarter of 2010, and increased mainly due to higher benchmark prices for crude oil. The average price realization for sales relative to WTI improved, due mainly to higher differentials for sweet synthetic crude oil. Suncor's average price realization for Syncrude was higher in the third quarter of 2011, compared with the third quarter of 2010, and was also positively impacted by higher differentials for sweet synthetic crude compared to WTI.

Royalties

Royalties were lower in the third quarter of 2011 than in the same period in 2010, due mainly to increased spending on royalty-eligible capital projects (primarily the TROTM project) and the receipt of insurance proceeds in the prior year period related to the February 2010 upgrader fire, which were subject to royalty. These decreases in royalties were partially offset by increases related to higher overall price realizations and higher royalties at MacKay River, which reached the post-payout phase in November 2010.

Inventory

Oil Sands inventory levels did not fluctuate significantly during the third quarter of 2011, although the company did rebuild inventories of sweet product as a result of secondary upgrading units coming back on-stream. During the third quarter of 2010, the company built overall inventory levels, due mainly to logistical constraints associated with an outage in secondary upgrading and Enbridge pipeline disruptions.

Cash Operating Costs Reconciliation

Oil Sands cash operating costs per barrel increased in the third quarter of 2011, averaging $36.60/bbl compared to $33.30/bbl in the third quarter of 2010, with the impact of higher total cash operating costs (+$5.50/bbl) partially offset by higher production (-$2.20/bbl). Cash operating costs per barrel in the third quarter of 2011 were consistent with the first quarter of 2011 and lower than in the second quarter of 2011, when a large planned maintenance event resulted in decreased overall production.

Oil Sands cash operating costs increased to $1.104 billion in the third quarter of 2011 from $939 million in the third quarter of 2010. Upgrading costs were higher, mainly as a result of maintenance related to the restart of the Upgrader 1 hydrogen plant. Mining costs were higher, due mainly to a larger workforce and increased rentals and repairs to support increased output from our mining operations. In situ cash operating costs were higher due to workover costs on well pairs

             Suncor Energy Inc.
 020    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com at MacKay River and Firebag, planned maintenance at Firebag and higher labour costs associated with new infrastructure for expanded Firebag operations.

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Operating, selling and general expense	1 178	1 066	3 751	3 267
Less: Syncrude-related operating expenses	(135)	(127)	(393)	(364)
Less: Other non-production costs (1)	36	(6)	(133)	(138)
Other adjustments (2)	25	6	63	126

Cash operating costs (3)	1 104	939	3 288	2 891

Cash operating costs (3)($/bbl)	36.60	33.30	40.40	39.45

(1)
Significant non-production costs include, but are not limited to, share-based compensation adjustments and costs related to the deferral of growth projects.

(2)
Other adjustments include the effects of changes in inventory valuation, the accretion of liabilities for reclamation and restoration provisions, and the cost of purchased diluent.

(3)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting operating, selling and general expense – a GAAP measure – for expenses that management believes do not relate to the production performance of Oil Sands assets operated by Suncor. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Expenses and Other Factors

Operating expenses at Syncrude were higher in the third quarter of 2011 than in the third quarter of 2010, due primarily to higher diesel fuel costs, which reflected higher prices and higher overall consumption, and increased routine maintenance costs.

Other Oil Sands operating expenses were lower in the third quarter of 2011, primarily due to a recovery of share-based compensation expense that was triggered by a decrease in the company's stock price, and lower costs related to the deferral of growth projects. These decreases were partially offset by higher project start-up costs related to increased activity for the Firebag Stage 3 and Stage 4 expansions, and the commissioning of the MNU. The company continues to incur costs related to remobilizing certain growth projects out of "safe mode" after the economic downturn in late 2008 and early 2009. Pre-tax safe mode costs were $19 million in the third quarter of 2011 and $37 million in the third quarter of 2010. Safe mode costs include the costs for maintaining equipment and facilities related to projects still in safe mode, and the costs of remobilizing equipment and personnel.

DD&A expense for the third quarter of 2011 was higher than in the same period of 2010, due mainly to a larger asset base that is the result of costs capitalized as part of significant planned maintenance events in 2010 and the second quarter of 2011, and recently commissioned in situ assets.

Other income was lower in the third quarter of 2011, compared with the third quarter of 2010, mainly due to insurance proceeds received from Suncor's captive insurance company in the third quarter of 2010 related to the February 2010 upgrader fire.

Results for the First Nine Months of 2011

Oil Sands net earnings for the first nine months of 2011 were $1.813 billion, compared to $1.036 billion over the same period in 2010. Net earnings in 2011 included an after-tax loss of $89 million on the sale of partial interests in the Voyageur upgrader and Fort Hills projects to Total E&P. Net earnings in 2010 were positively impacted by gains related to the change in fair value of certain risk management derivatives, but negatively impacted by the write-off of mining and extraction equipment used in an alternative extraction process that was discontinued.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    021

Oil Sands operating earnings for the first nine months of 2011 were $1.902 billion, higher than operating earnings of $1.034 billion over the same period in 2010, due mainly to higher overall price realizations and production volumes partially offset by negative impacts associated with the sweet/sour sales mix. Oil Sands production volumes (including Syncrude) for the first nine months of 2011 averaged 333.5 mbbls/d, compared to 302.9 mbbls/d over the same period in 2010. Higher volumes in 2011 reflect operational improvements at the company's mining and extraction operations and the negative impact on 2010 volumes of two upgrader fires that occurred in late 2009 and early 2010. Over the first nine months of 2011, the percentage of sales volumes (excluding Syncrude) comprised of sweet production was 33%, compared to 39% over the same period in 2010. This percentage was lower throughout most of the first nine months of 2011, due primarily to outages and maintenance on secondary upgrading units in Upgrader 1.

Cash flow from operations for the first nine months of 2011 was $3.155 billion, compared to $1.981 billion for the same period in 2010. The increase in cash flow from operations was mainly due to the same factors that affected operating earnings, partially offset by increased spending on reclamation and restoration activities.

Planned Maintenance Events

The company completed work associated with its rolling maintenance program on two coker units in the third quarter of 2011, advancing the work on one coker unit initially planned for the fourth quarter of 2011. The company also completed a two-week planned maintenance event at central processing facilities at MacKay River. This maintenance period overlapped the third and fourth quarters.

Syncrude is expected to complete its six-week planned maintenance event during the first week of November.

Arrangements with Total E&P

During the first quarter of 2011, Suncor completed transactions with Total E&P, which include plans to advance the Voyageur upgrader project and develop jointly with other venture partners the Fort Hills and Joslyn oil sands mining projects. Suncor anticipates that the Voyageur upgrader and Fort Hills projects will be brought on-stream in 2016, followed by the Joslyn project in 2017 to 2018.

In consideration for Total E&P acquiring a 49% interest in the Voyageur upgrader project, an additional 19.2% interest in the Fort Hills project, rights to certain knowledge and technology licences, and Total E&P assuming its share of capital expenditures subsequent to the transaction effective date of January 1, 2011, Suncor received $2.662 billion from Total E&P, net of transaction costs. Suncor recorded an after-tax loss of $89 million on the partial disposition of its assets, which included a reduction of $267 million to goodwill that the company allocated to its disposed interests. In consideration for Suncor acquiring a 36.75% interest in Joslyn and assuming its share of capital expenditures subsequent to the effective date, Suncor paid Total E&P $842 million.

             Suncor Energy Inc.
 022    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Gross revenues	1 542	1 664	4 880	5 264
Less: Royalties	(303)	(326)	(1 032)	(1 085)

Operating revenues, net of royalties	1 239	1 338	3 848	4 179

Net earnings	420	681	22	1 552

Operating earnings (1)	389	283	986	918

Cash flow from operations (1)	801	769	2 066	2 377

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net earnings were $420 million in the third quarter of 2011, compared to $681 million in the third quarter of 2010. Net earnings in the third quarter of 2011 included after-tax gains on disposal of assets of $31 million, while net earnings in the third quarter of 2010 included after-tax gains on disposal of assets of $492 million. Net earnings in the third quarter of 2010 also included after-tax impairment charges of $52 million on non-core U.K. assets that were sold later in 2010 and the first quarter of 2011, and an after-tax adjustment for $38 million that related to estimated losses on unfavourable natural gas pipeline commitments recognized as onerous contracts.

Exploration and Production operating earnings were $389 million in the third quarter of 2011, compared to $283 million in the third quarter of 2010. The increase in operating earnings was primarily due to higher average price realizations, and lower operating expenses and DD&A that were due mainly to asset dispositions throughout 2010 and 2011, partially offset by the impact of lower production volumes and a higher effective tax rate on U.K. earnings.

Cash flow from operations was $801 million for the third quarter of 2011, compared to $769 million for the third quarter of 2010, and increased primarily due to higher price realizations partially offset by a decrease in production volumes.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	420	681	22	1 552
(Gain) loss on significant disposals	(31)	(492)	8	(805)
Impairments and write-offs	—	52	514	67
Impact of income tax rate adjustments on deferred income taxes	—	—	442	—
Redetermination of working interests in Terra Nova	—	4	—	20
Adjustments to provisions for assets acquired through the merger	—	38	—	84

Operating earnings (1)	389	283	986	918

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    023

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties and transportation expense, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Total production (mboe/d)	183.5	297.2	202.4	308.9

East Coast Canada (mbbls/d)	69.1	66.3	66.4	70.4
North Sea (mboe/d)	33.1	83.8	43.9	80.7
Other International (mboe/d)	18.8	56.1	26.1	54.3
North America Onshore (mmcfe/d)	375	546	396	621

In East Coast Canada, production from Terra Nova continues to be affected by partial shut-ins of certain wells due to the presence of H2S. Production from Terra Nova in the third quarter of 2011 increased by 2.2 mbbls/d, compared with the third quarter of 2010 when the company completed a four-week planned maintenance event. The completion of a new production well early in the third quarter of 2011 has increased Terra Nova production rates. The planned maintenance event for the third quarter of 2011 was delayed until the start of the fourth quarter to accommodate receipt of the vessel required to support preliminary H2S remediation activities. Terra Nova production is expected to be lower than 2010 throughout the remainder of 2011 and into the second half of 2012 when the company expects to undertake an extended dockside maintenance program, during which the company anticipates completing H2S remediation activities. Production from White Rose increased by 0.9 mbbls/d, compared with the third quarter of 2010, due mainly to higher production from the North Amethyst portion of the White Rose Extensions, while production from Hibernia in the third quarter of 2011 was consistent with the third quarter of 2010.

             Suncor Energy Inc.
 024    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

In the second quarter of 2011, Hibernia achieved first oil from the Hibernia Southern Extension Unit. At this time, Suncor does not anticipate significant incremental or sustained production from the Hibernia Southern Extension Unit until further development drilling and subsea infrastructure comes on-stream, which is expected by 2014.

Production from the North Sea in the third quarter of 2011 decreased 50.7 mboe/d, compared with the third quarter of 2010, with 25.5 mboe/d of the decrease occurring at Buzzard. Production from Buzzard in the third quarter of 2011 was negatively impacted by production constraints due to downtime on a third-party pipeline, fluctuating rates during the ramp-up period following unplanned maintenance in July, and other unexpected outages that coincided with the commissioning of the fourth platform. The operator for Buzzard has advised Suncor to anticipate higher output in the fourth quarter of 2011, approximating previous production levels of 60 mboe/d, but that further variability in production rates may still occur. North Sea production in the third quarter of 2010 also included 25.2 mboe/d from non-core assets in the U.K. and the Netherlands portions of the North Sea that the company divested in 2010 and 2011.

Other International production decreased in the third quarter of 2011, compared with the same period in 2010, due mainly to the shut-in of production in Libya, which averaged 35.4 mboe/d in the third quarter of 2010, and the disposal of the company's Trinidad and Tobago assets in the third quarter of 2010, which averaged production of 4.2 mboe/d in that quarter. Production from Syria increased slightly, due mainly to new oil production from wells that came on-stream in late 2010 and early 2011.

Production from Libya remained shut-in during the third quarter as a result of the political violence and subsequent change in government that has occurred in that country. Suncor is co-operating with the joint venture operator to the extent possible; however, Suncor has not finalized its re-entry plans for Libya.

North America Onshore production decreased to 375 mmcfe/d in the third quarter of 2011 from 546 mmcfe/d in the third quarter of 2010. The decrease was due primarily to disposals of non-core assets throughout 2010 and 2011 that contributed incremental production of approximately 169 mmcfe/d in the third quarter of 2010. Production from remaining properties decreased, compared with the third quarter of 2010, due primarily to natural declines in reservoir performance, partially offset by the impacts of lower production in the third quarter of 2010 due to planned maintenance on the Hanlan gas processing plant.

Price Realizations (1)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

East Coast Canada ($/bbl)	111.30	78.78	109.23	78.11

North Sea ($/boe)	111.60	76.74	102.71	75.67

Other International ($/boe)	93.94	70.22	92.30	66.33

North America Onshore – natural gas ($/mcf)	3.52	3.71	3.66	4.25

North America Onshore – natural gas liquids and crude oil ($/bbl)	83.98	60.16	83.57	66.37

(1)
Average price realization is calculated before royalties and net of transportation costs.

Average price realizations in the third quarter of 2011 for sales from East Coast Canada, the North Sea and Other International were significantly higher than the third quarter of 2010, due mainly to higher Brent crude prices, which remained well above US$100/bbl for the third quarter. The average price realization for Other International assets was also higher in 2011 because 2010 sales volumes included natural gas production from Trinidad and Tobago, which had lower price realizations relative to other assets. The company divested its Trinidad and Tobago assets in the third quarter of 2010.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    025

Royalties

Royalties for Exploration and Production were lower in the third quarter of 2011, compared with the same period in 2010, due to the shut-in of production in Libya and lower production volumes from North America Onshore assets that reflect dispositions throughout 2010 and 2011. These decreases were partially offset by higher royalties for East Coast Canada and Syria, due mainly to higher price realizations.

Inventory

At the end of the second quarter of 2011, there was an inventory build for Terra Nova production, due mainly to liftings scheduled in early July from both the floating production, storage and offloading vessel (FPSO) and the Newfoundland transshipment facility. This production from the second quarter of 2011 was sold in the third quarter. Over the third quarter of 2010, there was relatively little inventory change.

Expenses and Other Factors

Operating expenses and DD&A were lower in the third quarter of 2011 than in the third quarter of 2010, mainly due to the disposition of non-core assets throughout 2010 and 2011 and the suspension of operations in Libya. Exploration expenses also decreased in the third quarter of 2011, compared to the same period in 2010, mainly due to exploration activities in Libya being suspended, and well write-offs in Libya and in the Netherlands and Norway portions of the North Sea that occurred in 2010.

Other factors that impacted operating earnings in the third quarter of 2011, compared with the same period in 2010, included the effects of the higher tax rate that the U.K. government enacted in the first quarter of 2011, and foreign exchange gains on transactions denominated in U.S. dollars, which currency strengthened against the euro and the British pound during the third quarter of 2011.

Results for the First Nine Months of 2011

Net earnings for Exploration and Production over the first nine months of 2011 were $22 million, compared to $1.552 billion over the same period in 2010. Net earnings in 2011 were impacted by $514 million of impairment charges against assets in Libya and a deferred income tax expense adjustment of $442 million pertaining to an increase in the U.K. tax rate on oil and gas profits in the North Sea. Net earnings in 2010 were impacted by after-tax gains on disposal of non-core assets of $805 million.

Operating earnings for the first nine months of 2011 were $986 million, compared to $918 million over the same period in 2010, and increased due mainly to higher price realizations, partially offset by lower production volumes. Production volumes for the first nine months of 2011 averaged 202.4 mboe/d, compared to 308.9 mboe/d over the same period in 2010, and were lower due to the disposal of non-core assets throughout 2010 and 2011, the shut-in of production at Libya, unplanned outages at Buzzard, and H2S issues at Terra Nova.

Cash flow from operations was $2.066 billion over the first nine months of 2011, compared to $2.377 billion over the same period in 2010. The decrease in cash flow from operations relative to the increase in operating earnings is due primarily to the loss of production from high margin assets, which contribute relatively less to operating earnings because of higher DD&A rates that resulted from these assets being acquired in the merger with Petro-Canada.

             Suncor Energy Inc.
 026    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Asset Dispositions

Early in the third quarter of 2011, transactions to dispose of certain non-core asset packages from North America Onshore operations closed, resulting in after-tax gains on disposition of $20 million. North America Onshore assets disposed of during 2011 contributed average production of approximately 35 mmcfe/d over the first nine months of 2010, and approximately 18 mmcfe/d over the first nine months of 2011. The company does not anticipate additional divestitures of North America Onshore assets in 2011.

On March 31, 2011, the company completed its sale of non-core U.K. offshore assets (primarily Scott and Triton) that had an effective date of July 1, 2010. Final net proceeds were £90 million (Cdn$140 million).

During 2010, the company divested other North Sea assets:

•
A portion of the sale of the non-core U.K. offshore assets was completed in the fourth quarter of 2010 for net proceeds of £55 million (Cdn$86 million).

•
On August 13, 2010, the company completed the sale of its shares in Petro-Canada Netherlands BV for net proceeds of €316 million (Cdn$420 million) with an effective date of January 1, 2010.

North Sea assets that the company sold in 2010 and 2011, including Scott and Triton, contributed average production of 25.2 mboe/d over the first nine months of 2010.

On August 5, 2010, the company completed the sale of its assets in Trinidad and Tobago for net proceeds of US$378 million (Cdn$383 million) with an effective date of January 1, 2010. These assets contributed average production of 9.0 mboe/d over the first nine months of 2010.

During 2010, the company completed the sale of a number of non-core North America Onshore properties for net proceeds of approximately $1.7 billion. These properties contributed average production of 188 mmcfe/d over the first nine months of 2010.

Planned Maintenance Events

In October 2011, Terra Nova began a maintenance outage that is scheduled to run for four weeks, during which time there will be no production. During this outage, the company is also planning to replace a flow line that it anticipates will help remediate some of the H2S issues.

The extended dockside maintenance program originally planned for Terra Nova in 2011 has been deferred until 2012, so that plans to resolve H2S issues may be implemented concurrently. The company has contingency plans ready in the event that deteriorating swivel performance requires an additional outage.

The operator for White Rose has confirmed their intention to proceed with an off-station program to address maintenance of the FPSO propulsion system. The operator estimates that production from White Rose will be shut-in for approximately 18 weeks to accommodate the program, which is expected to commence in the second quarter of 2012.

Update on the Impacts of Events in Libya and Syria

As a result of changes in the status of the conflict in Libya during the third quarter of 2011, many of the sanctions impacting Suncor's assets in Libya were lifted. Suncor continues to comply with applicable terms of remaining sanctions. Beyond the lifting of these sanctions, the company's potential return to Libya will be influenced primarily by the assessment of our ability to operate responsibly and ensure the safety of our employees and contractors, and by our contractual commitments.

Confronted by the uncertainty surrounding the situation in Libya at the end of the second quarter of 2011, management made an assessment based on its belief at that time that it may not be able to re-enter Libya for a period of one to two

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    027

years, if at all, and that any resumption of operations may involve additional remedial expenditure. The company determined that its assets in Libya were impaired and recorded charges of $259 million (net of income taxes of $nil) against producing properties held in property, plant and equipment, $211 million (net of income taxes of $nil) against exploration and evaluation assets and $44 million (net of income taxes of $nil) against inventories. After these impairments, the carrying value of Suncor's net assets in Libya was approximately $400 million. As of September 30, 2011, there has been no change in the company's assessment of the impairment of assets in Libya. It is management's belief, at the present time, that there is still sufficient uncertainty concerning the company's re-entry plans, and the potential timing and success of any restart of oil production and distribution activities in the country. For further information on the impairment process, see the Other Items – Critical Accounting Estimates section of this MD&A.

Suncor's operations in Libya represented approximately 1% of the company's consolidated operating earnings for the year ended December 31, 2010 and 3% of the company's consolidated assets as at December 31, 2010. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of approximately $400 million (pre-tax) on certain foreign operations, including Libyan operations.

During the third quarter of 2011, political unrest in Syria continued, leading to new sanctions prohibiting the purchase or shipment of Syrian oil and other petroleum products, and financing or new investment in the country's oil industry. Suncor is complying with the terms of all relevant sanctions. Current sanctions do not impact the production and sale of natural gas from the Ebla project, which is not exported, but generates electricity for domestic consumption. The company continues to monitor the situation closely, with a priority placed on the safety of our personnel, responsible operations, and the security of our assets.

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Operating revenues	7 432	5 195	20 073	15 200

Net earnings	479	159	1 419	452

Operating earnings (1)
Refining and product supply	382	84	1 151	208
Marketing	97	75	268	222

	479	159	1 419	430

Cash flow from operations (1)	611	330	2 040	928

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Marketing had net and operating earnings of $479 million in the third quarter of 2011, compared with net and operating earnings of $159 million in the third quarter of 2010.

Refining and product supply activities contributed $382 million to operating earnings in the third quarter of 2011. Prices for refined products remained high, although margins were negatively impacted by higher premiums for synthetic crude feedstock and by the decreasing crude price environment, whereby inventories produced during periods of higher feedstock costs were sold and replaced with inventories purchased at relatively lower feedstock costs. Marketing activities contributed $97 million to operating earnings in the third quarter of 2011, which was higher than in the same period in the prior year, due mainly to higher overall sales volumes and strong demand and margins in wholesale and lubricants channels.

             Suncor Energy Inc.
 028    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash flow from operations was $611 million in the third quarter of 2011, compared to $330 million in the third quarter of 2010, and increased primarily due to the same factors that affected operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	479	159	1 419	452
Adjustments to provisions for assets acquired through the merger	—	—	—	(22)

Operating earnings (1)	479	159	1 419	430

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    029

Volumes

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Refined product sales (thousands of m3/d)
Gasoline	41.1	42.4	39.6	41.1
Distillate	35.4	29.1	33.9	29.1
Other	14.2	17.4	13.5	16.6

	90.7	88.9	87.0	86.8

Refinery utilization (%)
Eastern North America	94	90	95	90
Western North America	100	101	91	94

Crude oil processed (thousands of m3/d)
Eastern North America	32.3	30.7	32.4	30.8
Western North America	36.2	36.6	32.8	34.0

Total sales of refined petroleum products averaged 90,700 m3/d in the third quarter of 2011, compared to 88,900 m3/d in the third quarter of 2010. Distillate sales increased primarily due to stronger demand in wholesale channels in Western Canada, while gasoline sales decreased slightly due mainly to higher prices at the pump and the disposal of numerous retail sites in 2010 as mandated by the Canadian Competition Bureau as a result of the merger. Third quarter sales volumes in the lubricants channel increased 11% over the same period in 2010, led by growth in higher margin products.

Refinery utilization in Eastern North America averaged 94% in the third quarter of 2011, compared to 90% in the same period in 2010. This increase was due mainly to reduced impacts of Enbridge pipeline disruptions on the Sarnia refinery. Sarnia continues to be impacted by crude delivery apportionment and crude contamination issues in the Enbridge pipeline system. The company expects these issues to persist for the remainder of 2011.

Refinery utilization in Western North America averaged 100% in the third quarter of 2011, compared to 101% in the same period in 2010. Utilization at the Commerce City refinery decreased, due mainly to minor repairs on crude units and compressors. This decrease was mostly offset by an increase in utilization at the Edmonton refinery, mainly as a result of minor operational issues in the third quarter of 2010. In October 2011, the Edmonton refinery began operating at reduced rates due to a disruption in hydrogen supply from our third-party supplier. The refinery has internal hydrogen production to enable it to operate at lower levels until supply is resumed.

Prices and Margins

Gross margins in the third quarter of 2011 increased significantly over the same period in 2010, due mainly to higher crack spreads and discounted prices for WTI-based crudes that have benefited our inland refineries (Sarnia, Edmonton and Commerce City). Refining margins in the third quarter of 2011 were, however, negatively impacted by higher prices for synthetic crude feedstock and the declining price environment for crude, whereby inventories produced during periods of higher feedstock costs were sold and replaced with inventories produced during periods of relatively lower feedstock costs. Margins in the retail and wholesale channels remained strong in the third quarter of 2011 and were consistent with margins in the same period of 2010.

             Suncor Energy Inc.
 030    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Expenses and Other Factors

Operating expenses were lower in the third quarter of 2011 than in the third quarter of 2010 due to a recovery of share-based compensation expense, partially offset by higher costs for utilities, transportation and commissions mainly as a result of increased production and sales volumes.

Results for the First Nine Months of 2011

Net and operating earnings for the first nine months of 2011 were $1.419 billion, compared with net earnings of $452 million and operating earnings of $430 million over the same period in 2010. Cash flow from operations was $2.040 billion for the first nine months of 2011, compared to $928 million over the same period in 2010. Both operating earnings and cash flow from operations have increased, primarily due to higher refining margins and better refinery utilizations.

Planned Maintenance Events

For the remainder of the year, the company has only minor maintenance events scheduled at its refineries, none of which are anticipated to significantly impact production results, partly due to Suncor's ability to leverage production capacity at its other facilities, including distillate production at the upgrading complex in Oil Sands.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2011	2010	2011	2010

Net loss	(449)	(29)	(377)	(497)

Operating earnings (loss) (1)
Renewable energy	16	6	54	27
Energy trading	49	15	117	34
Corporate	2	(263)	(213)	(637)
Group eliminations	17	15	(18)	20

	84	(227)	(60)	(556)

Cash flow from (used in) operations (1)	24	(248)	(165)	(762)

Power generation marketed (gigawatt hours)	37	31	141	118

Ethanol production (thousands of m3)	99.9	53.7	275.6	157.0

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

The net loss for Corporate, Energy Trading and Eliminations in the third quarter of 2011 was $449 million, compared with a net loss of $29 million in the third quarter of 2010. In the third quarter of 2011, the Canadian dollar weakened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate decreasing from 1.04 to 0.95 and resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $533 million. In the third quarter of 2010, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate increased from 0.94 to 0.97, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $220 million.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    031

Operating Earnings

Operating earnings for Corporate, Energy Trading and Eliminations in the third quarter of 2011 were $84 million, compared with an operating loss of $227 million in the third quarter of 2010.

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Net loss	(449)	(29)	(377)	(497)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	533	(220)	317	(120)
Merger and integration costs	—	22	—	61

Operating earnings (loss) (1)	84	(227)	(60)	(556)

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

Suncor's renewable energy assets contributed operating earnings of $16 million in the third quarter of 2011, compared to $6 million in the third quarter of 2010. The increase in earnings over the prior year quarter was due mainly to higher production volumes for ethanol. At the end of January 2011, Suncor completed the expansion of its ethanol plant in Ontario, which increased production capacity from 200 million litres per year to 400 million litres per year.

Energy Trading

Energy trading activities contributed operating earnings of $49 million in the third quarter of 2011, compared with operating earnings of $15 million in the third quarter of 2010. Energy trading continued to increase operating earnings, primarily through its heavy crude trading strategies that purchase heavy crude oil in Alberta and transport it to markets with more favourable prices.

Corporate

Corporate had operating earnings of $2 million in the third quarter of 2011, compared with an operating loss of $263 million in the third quarter of 2010. The decrease in operating loss was due mainly to an increase in capitalized interest that reduced the amount of borrowing costs that were expensed, and a large recovery of share-based compensation expense, partially offset by higher DD&A expense due to the start of depreciation on portions of Suncor's post-merger systems integration initiative. The third quarter of 2010 also included an after-tax claim of $83 million for the Oil Sands Upgrader 1 fire in February 2010 paid by the company's captive insurance program.

In the third quarter of 2011, the company capitalized 98% of its borrowing costs as part of the cost of major development assets and construction projects, compared to 37% in the third quarter of 2010. Subsequent to the completion of transactions with Total E&P in the first quarter of 2011, the company resumed capitalizing interest for the Voyageur upgrader project and commenced capitalizing interest for the Fort Hills and Joslyn projects.

             Suncor Energy Inc.
 032    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Group Eliminations

Group eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2011, $17 million of after-tax intersegment profit previously eliminated was recognized, reflecting a decrease in crude prices and upstream margins near the end of the third quarter of 2011.

Results for the First Nine Months of 2011

The net loss for Corporate, Energy Trading and Eliminations for the first nine months of 2011 was $377 million, compared with a net loss of $497 million over the same period in 2010. Over the first nine months of 2011, the Canadian dollar weakened in relation to the U.S. dollar as the US$/Cdn$ exchange rate decreased from 1.01 to 0.95, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $317 million. Over the first nine months of 2010, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate increased from 0.96 to 0.97, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $120 million.

The operating loss for Corporate, Energy Trading and Eliminations over the first nine months of 2011 was $60 million, compared with an operating loss of $556 million over the same period in 2010. Over the first nine months of 2011, the company capitalized $199 million more interest than over the same period in 2010 and was positively impacted by a recovery of share-based compensation expense. In addition, over the first nine months of 2010, the company's captive insurance program funded $207 million in after-tax claims relating to upgrader fires at Oil Sands.

6. CAPITAL INVESTMENT UPDATE

OVERVIEW

Suncor spent $1.519 billion on expenditures for property, plant and equipment and exploration activities in the third quarter of 2011. Suncor's capital budget for 2011 is $6.7 billion, including $2.8 billion directed toward growth projects.

Capital and Exploration Expenditures

	Three months ended September 30		Nine months ended September 30
($ millions)	2011	2010	2011	2010

Oil Sands	1 129	962	3 830	2 642
Exploration and Production	189	247	611	881
Refining and Marketing	120	152	412	395
Corporate, Energy Trading and Eliminations	81	111	183	208

Total capital and exploration expenditures	1 519	1 472	5 036	4 126

Capitalized interest (included in above figures)	150	65	402	203

The following sections providing capital investment updates for Suncor's segments contain forward-looking information. See the Advisory – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    033

OIL SANDS

Oil Sands capital and exploration expenditures were $1.129 billion in the third quarter of 2011. Growth spending in the most recent quarter has been focused primarily on the following projects:

•
Capital expenditures for Firebag Stage 3 were $151 million in the third quarter of 2011, bringing total project expenditures to $4.3 billion, with the company's estimate for the total cost to complete this project being $4.4 billion. Central facilities were completed and started processing oil during the third quarter of 2011, and steam was injected into the second well pad in October. The third well pad is scheduled for completion in the fourth quarter of 2011. Construction of the cogeneration plant is nearing completion and start-up is scheduled for the fourth quarter of 2011. The ramp up of production from the expansion is continuing, and the company expects to reach peak production levels during the second half of 2013. Facilities have a planned capacity of 62,500 bbls/d of bitumen.

•
Capital expenditures for Firebag Stage 4 were $191 million in the third quarter of 2011, bringing total project expenditures to $1.0 billion. Construction continued in the third quarter of 2011 on infrastructure, central plant and cogeneration facilities, and the two well pads. The company's total cost estimate for this project is $2.0 billion (+10%/-10%). Some infrastructure required for Stage 4 has been completed as part of Stage 3. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013. Facilities have a planned capacity of 62,500 bbls/d of bitumen.

•
For the MNU project, the company completed construction and initiated commissioning of the hydrogen plant during the third quarter and expects to start hydrogen production in the fourth quarter. The naphtha hydrotreater portion of the MNU project is scheduled to be completed prior to year end.

•
Suncor plans to start mining ore from the North Steepbank Extension (NSE) in 2012. Work to be completed in 2011 includes overburden removal and the construction of haul roads, maintenance facilities and a power station. The NSE project is expected to improve the productivity of overall mining operations and decrease operating costs by alleviating congestion and reducing average haul times. The company has applied for an amendment to its regulatory approvals to increase the project area at the NSE. If approved, the expanded area is expected to provide additional recoverable bitumen.

Suncor is in the process of implementing its TROTM tailings reclamation technology at Oil Sands. Implementation includes the construction of infrastructure – pumping and pipeline facilities for tailings and water transfers – across oil sands mining operations. The project is on schedule to be completed by the fourth quarter of 2012.

For the remainder of 2011, Suncor anticipates additional capital expenditures for (i) the Voyageur upgrader to focus on the remobilization of the workforce, confirmation of current design and modification of project execution plans; (ii) the Fort Hills project to focus on design base memorandum engineering; and (iii) the Joslyn mining project to focus on geological, engineering, regulatory and environmental studies.

EXPLORATION AND PRODUCTION

Exploration and Production spent $189 million on capital and exploration expenditures in the third quarter of 2011, primarily on development drilling for East Coast Canada, Buzzard and North America Onshore, and on exploration drilling in the North Sea.

For East Coast Canada operations:

•
White Rose is proceeding with a pilot project to provide additional information about the West White Rose field that is part of the White Rose Extensions. The completion of the first of two pilot wells and initial production volumes occurred in the third quarter of 2011, with water injection support expected to come on-stream late in 2011. The company anticipates only nominal incremental production from this pilot well in 2011.

             Suncor Energy Inc.
 034    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
For Hebron, front-end engineering activities are continuing, and the project development plan application was submitted to the Canada Newfoundland and Labrador Offshore Petroleum Board on April 15, 2011.

•
The company continues to evaluate results from the Ballicatters exploration well.

For North Sea operations:

•
In October 2011, the preliminary field development plan for the Golden Eagle Area Development in the U.K. portion of the North Sea, which includes stand-alone facilities designed for 70,000 boe/d of gross production, was approved by the U.K. Department of Energy and Climate Control. Suncor has a 26.69% interest in this development.

•
In the Norway portion of the North Sea, there was a discovery associated with our Butch prospect under the PL405 licence. The operator commenced drilling the exploration well during the third quarter of 2011. Suncor has a 30% interest in this prospect. The prospect is currently under evaluation.

•
The company has secured a rig to drill its third appraisal well for the Beta discovery in the Norway portion of the North Sea under the PL375 licence. Drilling is expected to commence in the first quarter of 2012.

For North America Onshore operations, four wells in the Wilson Creek area of the Cardium oil formation were tied in late in the third quarter of 2011.

REFINING AND MARKETING

Refining and Marketing spent $120 million on capital expenditures in the third quarter of 2011. Expenditures focused on a variety of projects, including one to reduce benzene content in gasoline production at the Commerce City refinery.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

During the third quarter of 2011, the company continued construction of the Wintering Hills wind project, with capital expenditures focused on erecting and commissioning turbines and reclaiming land. The project is under budget and ahead of schedule. The project is currently producing power and is expected to be fully operational by the end of November. Corporate capital expenditures also continued on initiatives to integrate pre-merger information systems onto one common platform.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    035

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

($ millions, except as noted)	September 30 2011	December 31 2010

Working capital (1)	1 103	1 148

Short-term debt	779	1 984
Current portion of long-term debt	11	518
Long-term debt	10 175	9 829

Total debt	10 965	12 331
Less: Cash and cash equivalents	3 287	1 077

Net debt	7 678	11 254

Shareholders' equity	37 613	35 192

Total debt plus shareholders' equity	48 578	47 523

Total debt to total debt plus shareholders' equity (%)	23	26

(1)
Current assets less current liabilities, excluding cash and cash equivalents, short-term debt, current portion of long-term debt, and current assets and liabilities associated with assets held for sale.

Twelve months ended September 30 (1)	2011	2010

Return on Capital Employed (%) (2)
Excluding major projects in progress	13.4	9.3
Including major projects in progress	9.6	6.7

Net debt to cash flow from operations (3) (times)	0.8	2.1

Interest coverage on long-term debt (times)
Earnings basis (4)	10.6	6.9
Cash flow from operations basis (3)(5)	15.9	10.2

(1)
Inputs for metrics for the twelve months ended September 30, 2010 have been calculated based on nine months of financial information prepared in accordance with IFRS (the nine months ended September 30, 2010) and three months of financial information prepared in accordance with Previous GAAP (the three months ended December 31, 2009). See the Advisories – Basis of Presentation section of this MD&A.

(2)
Non-GAAP financial measure. The calculations for ROCE are detailed in the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(4)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(5)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2011 capital spending program and meet current and long-term working capital requirements. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

For the twelve months ended September 30, 2011, the company's net debt to cash flow from operations measure was 0.8 times, which met management's target of less than 2.0 times.

             Suncor Energy Inc.
 036    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash and cash equivalents increased $2.210 billion during the first nine months of 2011, due mainly to higher cash flow from operations and net proceeds from transactions with Total E&P. These increases were partially offset by the company reducing its short-term debt by $1.205 billion and repaying $500 million of Medium Term Notes that came due in August 2011, higher capital and exploration expenditures, cash returned to shareholders through the share repurchase plan, and an increase to the company's quarterly dividend by 10% (to $0.11 per common share) declared in the second quarter of 2011. Unutilized lines of credit at September 30, 2011 were approximately $6.6 billion, compared to $5.3 billion at December 31, 2010, and increased due primarily to the repayment of short-term debt.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

At September 30, 2011, Suncor's net debt was $7.678 billion, compared to $11.254 billion at December 31, 2010. Over the first nine months of 2011, net debt decreased by $3.576 billion, largely due to an increase in cash and cash equivalents partially offset by the impact of a strengthening U.S. dollar on our foreign currency denominated long-term debt.

The company expects to maintain access to short-term commercial paper borrowing at competitive interest rates by keeping short-term debt at existing levels. During the third quarter of 2011, the company transitioned the majority of its short-term debt to U.S. dollar denominated commercial paper.

The company has invested excess cash in short-term financial instruments that are presented as Cash and Cash Equivalents in the Consolidated Balance Sheets. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital and maintain adequate liquidity to meet the cash flow requirements of Suncor's ten-year growth strategy, and to deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at September 30, 2011, the weighted average term to maturity of the short-term investment portfolio was 33 days.

In the third quarter of 2011, the company obtained regulatory approval for a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange (TSX) authorizing the purchase for cancellation of up to $500 million of its common shares. The NCIB began on September 6, 2011 and will end no later than September 5, 2012. Pursuant to the NCIB, Suncor will not purchase more than 31,438,928 common shares, which represented approximately 2% of issued and outstanding common shares. The actual number of common shares that may be repurchased under the NCIB, and the timing of any such purchases, will be determined by the company. The company subsequently announced that it had entered into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share trading blackout periods. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

During the third quarter of 2011, the company repurchased 4,962,195 shares at an average price of $28.35 per share ($141 million). All common shares acquired under the NCIB will be cancelled. As of October 31, 2011, the company had repurchased an additional 1,466,770 shares at an average price of $27.69 per share ($41 million). The company does not expect the decision to allocate cash to the NCIB will affect its long-term growth strategy.

Suncor is subject to financial and operating covenants related to its public market and bank debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    037

September 30, 2011, total debt to total debt plus shareholders' equity was 23% (December 31, 2010 – 26%). The company is also currently in compliance with all operating covenants.

The preceding paragraphs contain forward-looking information. See the Advisory – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

Outstanding Shares

September 30, 2011 (thousands)

Common shares	1 569 677
Common share options – exercisable and non-exercisable	61 447
Common share options – exercisable	41 363

As at October 28, 2011, the total number of common shares outstanding was 1,569,787,502 and the total number of exercisable and non-exercisable common share options outstanding was 61,216,969. Once exercisable, each outstanding common share option is convertible into one common share.

Canadian Federal Budget Proposal

On October 4, 2011, the new budget proposals were tabled before Parliament in Bill C-13 and, therefore, were considered substantively enacted for accounting purposes as of this date. This new legislation includes the limitation of deferral opportunities for corporate partnerships, the change in the future treatment of oil sands lease purchases to Canadian oil and gas property expense from Canadian development expense, and the change in future treatment of pre-production development expenses for oil sands mines to Canadian development expense from Canadian exploration expense.

The company has completed an assessment of the new legislation and expects that, in future years, it will decrease cash flow from operations by accelerating the payment of cash income taxes, but will not have a significant impact on net earnings in the current year or in subsequent years.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Aggregate Contractual Obligations section of its 2010 MD&A, which section is herein incorporated by reference.

Since December 31, 2010, there have been no material changes to amounts presented in the Aggregate Contractual Obligations table, except that the time frame for the completion of exploration commitments (US$335 million) and payment of other long-term liabilities (US$290 million) pertaining to the EPSAs in Libya may be deferred until later years as a result of declaring force majeure on the EPSAs, and except for the reclassification of $460 million from operating lease agreements to capital lease payments as a result of the company's transition to IFRS.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

             Suncor Energy Inc.
 038    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. QUARTERLY FINANCIAL DATA

Three months ended (1) ($ millions, unless otherwise noted)	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009

Total production(mboe/d)	546.0	460.0	601.3	625.6	635.5	633.9	564.6	638.2

Revenues and other income
Operating revenues, net of royalties	10 494	9 510	9 256	8 982	7 717	8 174	7 130	6 950
Other income (2)	184	77	132	358	(45)	287	1	162

	10 678	9 587	9 388	9 340	7 672	8 461	7 131	7 112

Net earnings	1 287	562	1 028	1 286	1 224	540	779	457
per common share – basic(dollars)
Basic	0.82	0.36	0.65	0.82	0.78	0.35	0.50	0.29
Diluted	0.76	0.31	0.65	0.82	0.78	0.34	0.46	0.29

Operating earnings (3)(4)	1 789	980	1 478	808	617	839	370	342
per common share – basic (3)(4) (dollars)	1.14	0.62	0.94	0.52	0.39	0.54	0.24	0.22

Cash flow from operations (4)	2 721	1 982	2 393	2 132	1 630	1 770	1 124	1 129
per common share – basic (4) (dollars)	1.73	1.26	1.52	1.36	1.04	1.13	0.72	0.72

ROCE (4)(5) (%) for the twelve months ended	13.4	11.1	12.5	11.4	9.3	7.9	4.8	2.6

Common share information
Dividend per common share (dollars)	0.11	0.11	0.10	0.10	0.10	0.10	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	26.76	37.80	43.48	38.28	33.50	31.33	33.03	37.21
New York Stock Exchange (US$)	25.44	39.10	44.84	38.29	32.55	29.44	32.54	35.31

(1)
Quarterly data for periods ending in 2009 is presented in accordance with Previous GAAP. Inputs for metrics for twelve-month periods have been calculated using earnings information prepared in accordance with IFRS for the portion of the twelve-month period pertaining to 2010 and under Previous GAAP for the portion of the twelve-month period pertaining to 2009. 2010 data includes amounts classified as discontinued operations under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(2)
During the second quarter of 2011, the company completed a review of its energy supply and trading activities and determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. See the Other Items – Changes in Accounting Policies section of this MD&A.

(3)
The company has restated 2010 operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings for periods ending in 2009 have not been restated for these items. See the Advisories – Basis of Presentation and the Non-GAAP Financial Measures Advisory sections of this MD&A. Also, operating earnings for the third quarter of 2010 have been restated by $168 million from the amount previously reported to remove the impacts of an operating earnings adjustment for a natural gas impairment that was negated by the transition to IFRS.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Excludes capitalized costs related to major projects in progress.

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major planned maintenance events, such as the one that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011, and by changes in commodity prices, refining crack spreads and foreign exchange rates, which are discussed in the Consolidated Financial Information – Business Environment section of this MD&A.

Over the last eight quarters, Suncor's results were impacted by several important events:

•
Results in the first quarter of 2010 were significantly impacted by two upgrader fires that decreased Oil Sands production.

•
As part of its strategic business alignment subsequent to the merger with Petro-Canada, Suncor divested a number of non-core assets in its Exploration and Production segment throughout 2010 and 2011. Decreases in production volumes in 2011 are due in part to the disposition of these assets, which contributed average production of approximately

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    039

  60 mboe/d in 2010. Also, the resulting gains and losses on disposition of these assets had one-time impacts on net earnings in the quarters in which they occurred.

Net earnings over the last eight quarters were also affected by other one-time adjustments, including:

•
The second quarter of 2011 included impairment charges of $514 million (net of income taxes of $nil) against assets in Libya that were associated with the shut-in of production due to political violence, which also decreased production volumes over the first nine months of 2011.

•
The first quarter of 2011 included a $442 million adjustment to deferred income tax expense related to an increase in U.K. tax rates on oil and gas profits in the North Sea.

•
The fourth quarter of 2010 included an after-tax gain of $191 million for the redetermination of working interests in the Terra Nova oilfield and an after-tax royalty recovery of $93 million with respect to the modification of the bitumen valuation methodology calculation.

•
The second quarter of 2010 included an after-tax write-off of $141 million for Oil Sands assets that were being used in the development of an alternative extraction process that was discontinued.

9. OTHER ITEMS

CHANGES IN ACCOUNTING POLICIES

Suncor's significant accounting policies are described in note 3 to the March 31, 2011 unaudited interim Consolidated Financial Statements.

Adoption of IFRS

Effective January 1, 2011, the company began reporting under IFRS. The accounting policies referenced above have been applied in preparing the financial results for the nine-month periods ended September 30, 2011 and 2010, the financial results for the year ended December 31, 2010, and the company's opening balance sheet as at January 1, 2010. A detailed reconciliation of amounts reported under Previous GAAP to those presented in this MD&A is provided in note 4 to the September 30, 2011 unaudited interim Consolidated Financial Statements.

The following table provides a summary reconciliation of consolidated net earnings reported under Previous GAAP to that reported under IFRS:

	Three and nine months ended September 30, 2010
($ millions)	Q3	YTD

Net earnings, as reported under Previous GAAP	1 022	2 218
Adjustments to net earnings:
Depreciation, depletion, amortization and impairment	260	378
Gain on disposal of assets	17	31
Other	(8)	25
Provision for deferred income taxes	(67)	(109)

Net earnings, as reported under IFRS	1 224	2 543

The transition to IFRS included adjustments of $1.632 billion that decreased the carrying amount of Suncor's property, plant and equipment as at January 1, 2010. Suncor applied an IFRS exemption that permitted it to revalue the amount of decommissioning and restoration costs included in the carrying value of the related assets. Suncor also applied an IFRS

             Suncor Energy Inc.
 040    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com exemption that permitted it to record certain assets at fair value less costs to sell on the date of transition. The increase in net earnings under IFRS compared to Previous GAAP is primarily a result of applying these exemptions to decrease the company's carrying value of property, plant and equipment, and consequently decrease subsequent depreciation of those assets and increase any gains or decrease any losses on the disposal of those assets.

The transition to IFRS also required that the company adopt accounting policies that are different to those previously reported. Changes to accounting policies that may have a significant impact on the company's net earnings or presentation of net earnings include:

•
Impairment of assets – Under Previous GAAP, an asset was not impaired if estimates of its recoverable amount using undiscounted expected future cash flows exceeded its net carrying value. Under IFRS, discounted cash flows must form the estimate of recoverable amount, essentially making it more likely that asset impairments will occur.

•
Classification of discontinued operations – Under Previous GAAP, most of the company's 2010 asset dispositions met the definition of discontinued operations, whereas under IFRS only an immaterial amount of the 2010 dispositions met the IFRS definition of discontinued operations. As a result, the company has restated amounts previously reported and is not presenting any discontinued operations for 2010 comparative figures.

Financial Instruments – Normal Course Issuer Bid

Where a company is involved in repurchasing its own shares and has provided instructions to its broker to repurchase shares at specified prices that cannot be cancelled during a share trading blackout period, IAS 32 Financial Statements: Presentation requires that the company record a liability representing the fair value of the potential redemption amount. At September 30, 2011, the company recognized a current liability to repurchase shares totalling $125 million in accounts payable and accrued liabilities. An equal amount was recorded as a decrease to shareholders' equity.

Energy Supply and Trading Activities

During the second quarter of 2011, the company completed a review of its energy supply and trading activities and determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Activities Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these transactions, will now be recognized and recorded on a net basis in Other Income. Prior period comparative figures have been reclassified for comparability with the current period presentation. Changes to the Consolidated Statements of Comprehensive Income are as follows:

Three and nine months ended September 30, 2010
($ millions, increase/(decrease))	Q3	YTD

Energy supply and trading activities income	(1 119)	(2 050)
Other income	(45)	51
Energy supply and trading activities expenses	(1 164)	(1 999)
Net earnings	—	—

Recently Announced Accounting Standards

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board (IASB) project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. The standard contains requirements for the classification and measurement of financial assets. The new standard was further revised in

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    041

October 2010 to include requirements regarding the classification and measurement of financial liabilities. The standard is applicable for Suncor's fiscal year beginning January 1, 2013. The full impact of the standard will not be known until the phases of the IASB's financial instruments project that address hedging and impairments have been completed.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principles-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement, and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Amendments to IAS 27 and IAS 28 reflect requirements in the new standards.

These standards and amendments are effective for Suncor's fiscal year beginning January 1, 2013. The company is currently assessing the impact of these standards and amendments.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurement, clarifies the definition of fair value and enhances the disclosures on fair value measurement. This standard is effective for Suncor's fiscal year beginning January 1, 2013. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revise the recognition, presentation and disclosure requirements for defined benefit plans. These amendments are effective for Suncor's fiscal year beginning January 1, 2013. The company does not anticipate significant impacts as a result of these amendments.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20 Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs from the production phase of a mine if an entity can demonstrate that it is probable that future economic benefits will be realized, that costs can be reliably measured, and that the component of the ore body for which access has been improved can be identified. This interpretation is effective for annual periods beginning on or after January 1, 2013. The company is currently assessing the impact of this interpretation.

FINANCIAL INSTRUMENTS

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits.

             Suncor Energy Inc.
 042    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

For more information on Suncor's financial instruments and the related financial risk factors, see note 21 of the audited Consolidated Financial Statements for the year ended December 31, 2010, which note is herein incorporated by reference.

RISK FACTORS

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other issues described within the Advisory – Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2010 MD&A, which section is herein incorporated by reference.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates, which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Critical Accounting Estimates section of the company's May 2, 2011 MD&A.

During the third quarter of 2011, Suncor made the following adjustments with respect to its critical accounting estimates:

•
In response to a decrease in the company's credit-adjusted risk-free interest rate since the beginning of the year, the company revalued its provision for decommissioning and restoration costs, which resulted in a $260 million increase in the provision, offset by an increase in amounts capitalized as part of the cost of the respective assets.

•
The company recognized an after-tax actuarial loss in other comprehensive income on its employee future benefit plans of $210 million related to a decrease in the discount rate and returns on plan assets that were lower than expected. The adjustment also increased the net liability for employee future benefits.

During the second quarter of 2011, the company recorded impairment charges against property, plant and equipment, exploration and evaluation assets, and inventories pertaining to its operations in Libya. The carrying values of property, plant and equipment and exploration and evaluation assets were adjusted to the company's best estimate of net recoverable value using a value-in-use premise, which was determined using discounted cash flow models under probability-weighted scenarios representing i) resumption of operations after one year; ii) resumption of operations after one year, but within two years; and iii) no resumption of operations. Scenarios involving the company resuming operations used current forecasts for the price of crude oil, estimates of operating and development expenditures based on the field redevelopment anticipated by Suncor's business plans prior to the suspension of operations, a discount rate (17%) that represents management's best estimate of the ongoing risk involved with operating in Libya, and management's best estimate of the incremental rebuilding costs to bring operations back on-stream. Management's forecasts for production were based on proved and probable reserves evaluated by external qualified reserves evaluators and risk-adjusted best estimates of contingent resources evaluated by Suncor's internal qualified reserves evaluators, both evaluated as at December 31, 2010 (Suncor's statement of reserves data and other oil and gas information is presented in the 2010 AIF). The scenario involving the company not resuming operations in Libya included the effects of the company not paying certain liabilities. The carrying value of inventories in Libya was adjusted to nil because of the uncertainty surrounding whether or not the volumes would ever be accessible to the company. These impairments may be reversed in subsequent periods if and when uncertainties underlying management's assumptions are resolved.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    043

CONTROL ENVIRONMENT

Based on their evaluation as of September 30, 2011, Suncor's chief executive officer and chief financial officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of September 30, 2011, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) to 15d-15(f)) that occurred during the three-month period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of political violence in Libya, Suncor is not able to monitor the status of all of its facilities, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in Libya and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

The company continues to integrate Petro-Canada's historical internal controls over financial reporting with its own internal controls over financial reporting. This integration will lead to changes in these controls in future fiscal periods, but it is not yet known whether these changes will materially affect internal control over financial reporting. This integration process is expected to be completed by the end of 2011.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CORPORATE GUIDANCE

Suncor has revised its 2011 corporate guidance that was updated previously on July 28, 2011. The company's press release dated November 3, 2011, which is also available on www.sedar.com, provides the new guidance and the reasons for the revisions.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, ROCE and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. All reconciling items are presented on an after-tax basis.

Prior period operating earnings have been restated in this MD&A. In the fourth quarter of 2010, the company reflected two one-time earnings adjustments – the modification of the bitumen valuation methodology and the gain on the

             Suncor Energy Inc.
 044    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com redetermination of working interests in the Terra Nova oilfield – by restating operating earnings for all relevant prior quarters. In the first quarter of 2011, three operating earnings adjustments – mark-to-market valuation of stock-based compensation, project start-up costs and costs related to the deferral of growth projects – were eliminated from the operating earnings reconciliation due to their relatively minor impact on operating earnings in 2011 and 2010. Less significant individual gains and losses on disposal were also removed from operating earnings reconciling items reported in prior periods. Finally, adjustments to net earnings for the transition to IFRS also had an impact on operating earnings and existing operating earnings adjustments.

The following is a reconciliation of operating earnings as reported in the company's previous reports to operating earnings as reported in this MD&A:

Three and nine months ended September 30, 2010	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD

Operating earnings (loss), as previously reported (1)(2)	440	1 088	271	811	149	393	(206)	(570)	654	1 722
Adjustments for one-time earnings effects:
Redetermination of working interests in Terra Nova	—	—	4	20	—	—	—	—	4	20
Modification of the bitumen valuation methodology	17	42	—	—	—	—	—	—	17	42
Removal of operating earnings adjustments:
Mark-to-market valuation of stock-based compensation	(11)	(7)	(9)	4	(9)	(2)	(16)	18	(45)	13
(Loss) gain on significant disposals	—	(2)	—	—	12	16	—	—	12	14
Project start-up costs	(17)	(36)	(1)	(3)	—	—	—	—	(18)	(39)
Costs related to deferral of growth projects	(28)	(82)	—	—	—	—	—	—	(28)	(82)
IFRS adjustments:
Net earnings	1	31	199	275	7	23	(5)	(4)	202	325
Operating earnings reconciling items:
Impairments and write-offs	—	—	(168)	(168)	—	—	—	—	(168)	(168)
(Gain) loss on significant disposals	—	—	(13)	(21)	—	—	—	—	(13)	(21)

Operating earnings (loss), as restated in this MD&A	402	1 034	283	918	159	430	(227)	(556)	617	1 826

(1)
Operating earnings (loss) includes amounts classified as discontinued operations under Previous GAAP.

(2)
Operating earnings (loss) as previously reported in Suncor's MD&A dated November 2, 2010.

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    045

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process.

For the twelve months ended September 30 ($ millions, except as noted)		2011	2010

Adjustments to net earnings (1)
Net earnings		4 163	3 000
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt		63	(276)
Interest expense		119	365

	A	4 345	3 089

Capital employed – beginning of twelve-month period (2)
Net debt		11 598	13 263
Shareholders' equity		34 143	33 854

		45 741	47 117

Capital employed – end of twelve-month period
Net debt		7 678	11 598
Shareholders' equity		37 613	34 143

		45 291	45 741

Average capital employed (3)	B	45 102	46 069

ROCE – including major projects in progress (%)	A/B	9.6	6.7

Average capitalized costs related to major projects in progress	C	12 667	12 823

ROCE – excluding major projects in progress (%)	A/(B-C)	13.4	9.3

(1)
Earnings figures for the twelve months ended September 30, 2010 include nine months reported under IFRS and three months reported under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(2)
Financial information as at September 30, 2009 is reported under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(3)
Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

             Suncor Energy Inc.
 046    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – Cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, fluctuations for the timing or payment of risk management positions, offshore feedstock purchases, and fuel taxes and income taxes, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss)	837	413	420	681	479	159	(449)	(29)	1 287	1 224
Adjustments for:
Depreciation, depletion, amortization and impairment	337	294	360	526	112	112	25	15	834	947
Deferred income taxes	295	142	80	6	100	51	(68)	(21)	407	178
Accretion of liabilities	23	26	16	19	—	—	—	—	39	45
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	610	(252)	610	(252)
Change in fair value of derivative contracts	—	(39)	—	—	(17)	1	2	38	(15)	—
Loss (gain) on disposal of assets	—	—	(56)	(546)	(1)	(16)	—	—	(57)	(562)
Share-based compensation	(98)	34	(18)	16	(65)	20	(72)	31	(253)	101
Exploration expenses	—	—	9	50	—	—	—	—	9	50
Other	(109)	(91)	(10)	17	3	3	(24)	(30)	(140)	(101)

Cash flow from (used in) operations	1 285	779	801	769	611	330	24	(248)	2 721	1 630
Decrease (increase) in non-cash working capital	(377)	49	(337)	(3)	784	(190)	(374)	158	(304)	14

Cash flow provided by (used in) operating activities	908	828	464	766	1 395	140	(350)	(90)	2 417	1 644

Suncor Energy Inc.
                                                                                                                                       2011 Third Quarter    047

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss)	1 813	1 036	22	1 552	1 419	452	(377)	(497)	2 877	2 543
Adjustments for:
Depreciation, depletion, amortization and impairment	982	1 002	1 561	1 448	326	326	60	49	2 929	2 825
Deferred income taxes	625	346	384	185	402	136	(89)	(137)	1 322	530
Accretion of liabilities	67	78	53	61	2	2	—	—	122	141
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	362	(136)	362	(136)
Change in fair value of derivative contracts	—	(250)	—	—	(14)	—	(77)	(3)	(91)	(253)
Loss (gain) on disposal of assets	106	11	40	(972)	(11)	(19)	(1)	1	134	(979)
Share-based compensation	(66)	44	(12)	(5)	(40)	12	(63)	(44)	(181)	7
Exploration expenses	—	—	28	86	—	—	—	—	28	86
Other	(372)	(286)	(10)	22	(44)	19	20	5	(406)	(240)

Cash flow from (used in) operations	3 155	1 981	2 066	2 377	2 040	928	(165)	(762)	7 096	4 524
Decrease (increase) in non-cash working capital	(629)	(704)	389	(246)	13	(252)	316	420	89	(782)

Cash flow provided by (used in) operating activities	2 526	1 277	2 455	2 131	2 053	676	151	(342)	7 185	3 742

Oil Sands Cash Operating Costs

Oil Sands cash operating costs are reconciled in the Segmented Results and Analysis – Oil Sands section of this MD&A. Cash operating costs have also been restated for the transition to IFRS. The following table reconciles amounts previously reported to those presented in this MD&A:

	Three months ended September 30, 2010		Nine months ended September 30, 2010
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	948	33.60	2 912	39.70
IFRS adjustments:
Accretion of liabilities	(4)		(12)
Operating, selling and general expenses	(5)		(9)

Cash operating costs, as restated in this MD&A	939	33.30	2 891	39.45

             Suncor Energy Inc.
 048    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. ADVISORY – FORWARD-LOOKING INFORMATION

This Management's Discussion and Analysis contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", and similar expressions.

Forward-looking statements in this Management's Discussion and Analysis include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including:

•
Lower bitumen ore grade quality at the Millennium mine face will impact production over the next twelve months, at which point the ore grade quality is expected to return to previous levels;

•
The ramp-up of production in future quarters from the Firebag Stage 3 expansion and recently completed infill wells in existing reservoirs;

•
New wells coming on-stream at MacKay River in the fourth quarter of 2011 and the first quarter of 2012;

•
Secondary upgrading capacity will stabilize in future periods, as additional hydrogen output from the MNU will provide flexibility during planned maintenance on secondary upgrading units at both upgraders that the company expects to complete in 2012;

•
Terra Nova production is expected to be lower than 2010 throughout the remainder of 2011 and into the second half of 2012 when the company expects to undertake an extended dockside maintenance program, during which the company anticipates completing H2S remediation activities;

•
Significant incremental or sustained production from the Hibernia Southern Extension Unit will not occur until further development drilling and subsea infrastructure comes on-stream, which is expected by 2014;

•
Higher output from Buzzard in the fourth quarter of 2011, approximating previous production levels of 60 mboe/d, but that further variability in production rates may still occur;

•
The company's potential re-entry into Libya;

•
Crude delivery apportionment and crude contamination issues will continue to impact the Sarnia refinery for the remainder of 2011; and

•
The Edmonton refinery has internal hydrogen production to enable it to operate at lower levels until third-party supply is resumed.

The anticipated duration and impact of planned maintenance events, including:

•
The six-week planned maintenance event at Syncrude expected to be completed during the first week of November;

•
The four-week planned maintenance event at Terra Nova that began in the fourth quarter of 2011, during which the company plans to replace a flow line that is anticipated to help remediate some H2S issues;

•
The extended dockside maintenance program planned for Terra Nova in 2012, during which the company plans to remediate remaining H2S issues;

•
The off-station maintenance program for White Rose that is scheduled to commence during the second quarter of 2012 and last approximately 18 weeks, during which time production from White Rose will be shut-in; and

•
Suncor's belief that minor maintenance events scheduled at its refineries for the remainder of the year will not significantly impact production results, partly due to Suncor's ability to leverage production capacity at its other facilities.

Suncor's expectations about where future capital expenditures will be directed, the timing for completion of growth and other significant projects, and the results of such projects, including:

•
Plans to advance the Voyageur upgrader project with Total E&P and develop jointly with other venture partners the Fort Hills and Joslyn oil sands mining projects;

•
The Voyageur upgrader and Fort Hills project will be brought on-stream in 2016, followed by the Joslyn project in 2017 to 2018;

•
Planned capacities for each of Firebag Stages 3 and 4 are 62,500 bbls/d of bitumen;

•
Production from the Stage 3 expansion is expected to achieve peak production levels during the second half of 2013;

•
For the Firebag Stage 3 expansion, that the third well pad is scheduled for completion in the fourth quarter of 2011, and that the construction of the cogeneration plant is scheduled for start-up in the fourth quarter of 2011;

•
The company's estimates of $4.4 billion for the total cost of Firebag Stage 3 and $2.0 billion (+10%/-10%) for Firebag Stage 4;

•
Production from the Firebag Stage 4 expansion is expected late in the first quarter of 2013;

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•
Hydrogen production from the MNU is expected to start in the fourth quarter of 2011 and construction of the naphtha hydrotreater portion of the MNU will be completed prior to year end;

•
Suncor's plans to start mining ore from the NSE in 2012, and its expectations that the NSE will improve productivity of overall mining operations by alleviating congestion and reducing average haul times, and that, if approved, the NSE will provide additional recoverable bitumen;

•
The company expects to fully implement TROTM infrastructure across oil sands mining operations by the fourth quarter of 2012;

•
Suncor anticipates expenditures for: (i) the Voyageur upgrader to focus on the remobilization of the workforce, confirmation of current design and modification of project execution plans; (ii) the Fort Hills project to focus on design base memorandum engineering; and (iii) the Joslyn mining project to focus on geological, engineering, regulatory and environmental studies;

•
Water injection support is expected to come on-stream late in 2011 for the first of two pilot wells as part of the West White Rose field in the White Rose Extensions, and that there will only be nominal incremental production from this pilot well in 2011;

•
The Golden Eagle Area Development will include stand-alone facilities designed for 70,000 boe/d of gross production, and that the company anticipates first production late in 2014;

•
Drilling of the third appraisal well in the Beta discovery in Norway is expected to commence in the first quarter of 2012; and

•
The Wintering Hills wind project will be fully operational by the end of November.

Also:

•
The company does not anticipate further dispositions of natural gas assets from its North America Onshore business;

•
Suncor's assessment of the situation in Libya and its assessment of the impairment of Suncor's assets in Libya;

•
Management's belief that Suncor will have the capital resources to fund its planned 2011 capital spending program and to meet current and long-term working capital requirements, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
The company plans to maintain access to short-term commercial paper at existing levels at competitive interest rates;

•
The decision to allocate cash to the NCIB will not affect Suncor's long-term growth strategy; and

•
Suncor's assessment concerning the federal budget, which was substantively enacted on October 4, 2011, that the legislation becoming substantively enacted will not have a significant impact on net earnings in the current year or in subsequent years, but will decrease cash flow from operations in future years by accelerating the payment of cash income taxes.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors:

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly-commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance oil sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources in oil sands processes, and planned and unplanned maintenance activities; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political,

             Suncor Energy Inc.
 050    2011 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com economic and socio-economic risks associated with Suncor's foreign operations, including the continuation of the shut-in of production in Libya and the possibility that operations in Syria may be constrained by civil and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost-savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this Management's Discussion and Analysis, including under the heading Risk Factors, and the company's 2010 AIF/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

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EXHIBIT 99.2 Management's Discussion and Analysis for the Third Quarter ended September 30, 2011